Filed by J1 Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Singapore’s Grab to go public at US$40 billion valuation amid SPAC frenzy

South China Morning Post

By Alison Tudor-Ackroyd and Chad Bray

13 April 2021

•	The deal would be the biggest acquisition ever by a blank cheque company known as a SPAC

•	Grab is Southeast Asia’s most valuable tech unicorn, with businesses spanning ride-hailing to food delivery

Grab Holdings, Southeast Asia’s most valuable tech unicorn, said it would go public via a US-listed special purpose acquisition company (SPAC) in a deal that would value the company at about US$39.6 billion.

The Singapore ride-hailing and food-delivery giant would merge with Altimeter Growth, an investment vehicle backed by Silicon Valley’s Altimeter Capital Management, and go public with a listing on the Nasdaq stock exchange.

As part of the deal, investors have agreed to provide more than US$4 billion in so-called private investment in public equity (PIPE) financing. Grab will receive up to US$4.5 billion in cash from the overall transaction.

The deal marks the biggest acquisition ever involving a SPAC, and a high point in one of the hottest fundraising trends globally. The largest-ever listing by a Southeast Asian tech company in the US showcases the lead American regulators have taken over their counterparts in Hong Kong to Singapore who are only now considering listing rules changes to accommodate the blank cheque companies.

“We have sizeable and real profit centres now within the business. The way that we think about [a US listing] is it is a natural evolution as we get more and more mature,” Ming Maa, Grab’s president, told the Post. The US listing “would be the next stage to access a different set of investors.”

In an unusual move, the pipe sponsor Altimeter Capital Management has agreed to a three-year lock-up of their stock, signalling their confidence in Grab’s future value to other investors. The firm is also donating 10 per cent of its sponsor shares to the GrabForGood fund, a recently launched endowment to support quality-of-life programmes for its drivers, partners and the broader Southeast Asian community.

Altimeter Capital Management has committed US$750 million to the PIPE financing. Other investors include the world’s largest asset manager Blackrock, a Morgan Stanley fund, Counterpoint Global, T. Rowe Price, Fidelity International, Fidelity Management and Research, Janus Henderson Investors, Emirati state-owned Mubadala Investment Company, Singapore’s Temasek Holdings and investment manager Nuveen.

Advisers on the deal include Evercore, JP Morgan, Morgan Stanley and UBS.

Founded in 2012, Grab has grown from a college project first envisioned by its Malaysian co-founders Anthony Tan and Tan Hooi Ling while at Harvard Business School to a super app that offers services from ride-hailing to financial services in eight markets across Southeast Asia.

The company is still unprofitable, with Moody’s Investors Service saying Grab is unlikely to break even on a consolidated earnings before income tax, depreciation and amortisation (Ebitda) basis before 2023.

“We expect the company to incur sizeable operating losses and cash burn (cash flow from operations less capital spending) over the next two to three years, which will be driven by intense competition in the food delivery business and investments in its nascent digital financial services business,” Moody’s analyst Stephanie Cheong said in a January 25 credit opinion.

The company has about US$5 billion in cash on its balance sheet. It closed its first senior secured term loan facility in February, taking on US$2 billion in debt after upsizing its offering, a sign its business is maturing and it can diversify its capital structure.

Grab said in January that revenues rose 70 per cent in 2020, with its ride-hailing business breaking even in all of its eight markets, including its largest, Indonesia, where it faces stiff competition from rival Gojek. Grab also cut its monthly Ebitda spending by 80 per cent last year as passenger traffic ground to a halt amid lockdowns designed to contain the coronavirus pandemic.

“While we had already entered new business verticals like deliveries, we had to pivot quickly at scale to support our communities in their time of need,” said Grab’s Maa in January newsletter with a subject line “turning the corner”.

Management’s quick reactions meant not only did the group’s business stabilise during the crisis, it continued to grow. Grab has added nearly 600,000 new merchants to its platform over the past year and tripled net revenues at its food delivery business in the third quarter. The company said it expected food delivery operations to break even by the end of this year.

A key measure of online retailing, gross merchandise value (GMV), hit US$12.5 billion in 2020, higher than Grab’s pre-pandemic level and more than double its 2018 amount.

Grab commanded 72 per cent of regional ride-hailing GMV in 2020, half of the region’s food delivery GMV and 23 per cent of total payment value (TPV) for digital wallet payments, according to market researcher Euromonitor.

Grab’s roughly US$40 billion valuation is a significant step up from where the unicorn was valued in private markets at US$16 billion post-money last year. The valuation is based on pro forma equity.

Grab has raised more than US$12 million since 2014 from investors, including GGV Capital, K3 Ventures, Mitsubishi UFJ Financial Group and SoftBank Group’s Vision Fund.

In March 2018, Grab acquired Uber’s Southeast Asia operations, with Uber taking a 27.5 per cent stake in the company.

Grab spun out its financial services business that same year[in 2018], which offers loans to drivers and merchant partners, as well as insurance and investment services. Grab Financial Group raised more than US$300 million in a Series A funding round in January.

In December, a consortium founded by Grab and telecommunications provider Singtel won one of four digital banking licenses in Singapore. Ant Group, an affiliate of Alibaba Group Holding, the owner of the Post, also was awarded one of the licenses.

The company claimed in its 2018-19 social impact report that it contributed US$5.8 billion to the Southeast Asian economy over a one-year period and one in every 70 people in the region had earned income using its platform as of August 31, 2019.

There are more than 70 million small and medium sized enterprises in Southeast Asia, which account for 99 per cent of all businesses in the region, according to Grab.

“This is testament to the global investment community’s belief in the long-term value proposition of Grab’s superapp strategy and the exciting growth potential of Southeast Asia,” Anthony Tan, Grab’s CEO and co-founder, said in a statement.

The decision by Grab to list in New York via a SPAC comes after the Singapore Exchange (SGX) announced a proposed framework in March for the blank cheque companies to potentially list in the city state later this year following a market consultation.

Singapore is one of several bourses, alongside Hong Kong’s stock exchange, scrambling to update their rules in hopes of tapping into the fundraising trend. SPACs raised US$99 billion this year after amassing a record US$83.4 billion in 2020, according to data from SPAC Research, an industry tracker.

The SGX, which considered allowing SPACs to list over a decade ago, has proposed a minimum market capitalisation of S$300 million (US$224 million/HK$1.7 billion) to list on its mainboard – a higher minimum threshold for listings than required in New York – and said it would enact a variety of rules designed to safeguard investors, including requiring sponsors to hold an interest in the SPAC for longer after a merger.

The Securities Futures Commission and Hong Kong Exchanges & Clearing (HKEX) are expected to complete their own review for potential SPAC listings within the next few months and any rule changes would include sufficient investor protection measures, according to a government source, who was not authorised to discuss the matter publicly.

Link to article: https://www.scmp.com/business/banking-finance/article/3129379/singapores-grab-go-public-us396-billion-deal-amid-spac

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), J1 Holdings Inc. (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.